Exhibit 12(b)
FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2008

(millions of dollars)

Earnings, as defined:
Net income	$325
Income taxes	181
Fixed charges, as below	179

Total earnings, as defined	$685

Fixed charges, as defined:
Interest expense	$169
Rental interest factor	3
Allowance for borrowed funds used during construction	7

Total fixed charges, as defined	$179

Ratio of earnings to fixed charges and ratio of earnings to	3.83

combined fixed charges and preferred stock dividends (a)
_____________________
(a)

Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.